February 23, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-0306

RE:	CEMEX, S.A.B. de C.V.

Form 20-F for the year ended December 31, 2007

File No. 1-14946

Ladies and Gentlemen:

On behalf of CEMEX, S.A.B. de C.V. (the “Company”), this letter provides responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Héctor Medina, Executive Vice President of Planning and Finance of the Company, dated February 11, 2009 (the “Comment Letter”), in connection with the Company’s annual report on Form 20-F for the year ended December 31, 2007 (the “2007 20-F”), filed with the Commission on June 30, 2008. The Company’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. Some of our comments refer to U.S. GAAP literature. If your accounting under Mexican GAAP differs from your accounting under U.S. GAAP, please also show us the additional disclosures that will be included in your U.S. GAAP reconciliation footnote. These revisions should be included in your future filings.

RESPONSE: The Company notes and will comply with the Staff’s comment.

Item 5 — Operating and Financial Review and Prospects, page 73

Liquidity and Capital Resources, page 113

2.	We have reviewed your response to prior comment 2. We note your inclusion of a table showing the principal sources and uses of cash for the three years ended December 31, 2007. Please also enhance your disclosures to textually discuss changes in working capital and significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources.

RESPONSE: In its initial response, the Company proposed to include, in the liquidity and capital resources section, tabular information including the main sources and uses of cash during the periods presented. Considering the additional comments from the Staff, the Company also proposes to include in future filings complementary narratives to the aforementioned table in “Item 5 – Liquidity and Capital Resources” explaining the main factors leading to changes in the Company’s sources and uses of cash flows and the effects of such changes on the Company’s liquidity and capital resources.

Item 18—Financial Statements

Note 3 — Significant Accounting Policies, page F-8

3.	We have reviewed your response to prior comment 4. As we previously requested, please disclose the amounts of the costs related to your distribution network that you exclude from gross margin for each period presented. Your disclosure should include separate presentation of the amounts included in the administrative and selling expenses line item as well as the distribution expenses line item.

RESPONSE: In connection with the Staff’s comments regarding the Company’s costs excluded from the determination of gross margin, especially those related to warehousing and freight charges, the Company’s initial response established that all expenses related to warehousing in the Company’s producing plants and transfer (inbound freight) of products and materials within such producing plants are included in the Company’s “Cost of sales” line item. The Company’s administrative and selling expenses refer mainly to corporate expenses, the direct costs of the personnel and equipment associated with its commercial departments (selling force), the direct costs associated with warehousing at the points of sale as well as the Company’s transfer costs of finished products from its producing plants to its selling points. The Company’s distribution expenses relate mainly to freight charges incurred to bring the products from the points of sale to the customers’ premises.

As a result, the Company proposed modified disclosures in its footnotes to the financial statements and MD&A that the Company believes comply with the requirements set forth by the Staff.

First, in connection with the portion of the distribution expenses incurred to bring the products from the points of sale to the customers’ premises, which represent one of the items covered by the Staff’s comments, the Company considered that, since these expenses are presented on the face of the income statement under the line item “Distribution expenses,” there was no need to also discuss them in the narrative of the footnotes. Second, in connection with the Company’s selling expenses, which relate to the costs associated with its commercial departments (selling force), warehousing at the points of sale as well as the Company’s transfer costs of finished products from its producing plants to its selling points, the Company concluded that the total amount of selling expenses met the description of the expenses referred to by the Staff. Consequently, the Company proposed to include in the footnotes to the financial statements a quantified description of selling expenses for all periods presented, which are the amounts that are not separately presented on the face of the income statement. Unfortunately, the Company detected a typographical error in the proposed wording contained in its initial response, and thus it is not clear that the amounts disclosed refer only to “Selling expenses”.

To correct this error, and in light of the Staff’s additional comments, the proposed new disclosures for purposes of the MD&A in the 2008 20-F as well as for the footnotes to the consolidated financial statements, as applied to the 2007 20-F, would read as follows:

MD&A additional new disclosure.-

Cost of Sales

In our cement and aggregates business, we have several producing plants and many selling points. Our Cost of sales excludes freight expenses of finished products from our producing plants to our selling points, the expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which were included as part of our administrative and selling expenses line item in the amount of approximately Ps10,667 in 2007, Ps9,055 in 2006 and Ps6,521 in 2005. Likewise, Cost of sales excludes freight expenses from the points of sale to the customers’ locations, which are included as part of our distribution expenses line item and which, for the years ended December 31, 2007, 2006 and 2005, represented expenses of approximately Ps13,405, Ps14,227 and Ps20,159, respectively. Cost of sales includes the expenses related to warehousing at the producing plants as well as costs of products transfers within our producing plants.

Gross Profit

For the reasons explained above, our gross profit may not be directly comparable to those of other entities that include in cost of sales freight expenses of finished products from the producing plants to their selling points, and the costs related to their selling force and warehousing at the points of sale, which in CEMEX are included within administrative and selling expenses, and the cost associated with freight to the customers’ locations, which in CEMEX are included as part of our distribution expenses, and which in aggregate represented costs of approximately Ps24,072 in 2007, Ps23,282 in 2006 and Ps26,680 in 2005.

Notes to the financial statements additional new disclosure.-

R)	COST OF SALES, ADMINISTRATIVE AND SELLING EXPENSES AND DISTRIBUTION EXPENSES

Cost of sales reflects the lower of production cost or replacement cost of inventories at the time of sale, expressed in constant pesos as of the most recent balance sheet date, including depreciation, amortization and depletion of the assets involved in the manufacturing process, as well as the expenses related to warehousing at the producing plants as well as costs of products transfers within our producing plants. Cost of sales excludes the expenses related to personnel and equipment comprising CEMEX’s selling network, transfer costs from the CEMEX’s producing plants to its selling points and those related to warehousing of products at the points of sale, which are included as part of the administrative and selling expenses line item; and freight expenses from the points of sale to the customers’ locations, which are included as part of the distribution expenses line item.

The “Administrative and selling expenses” line item in the income statements includes CEMEX’s selling expenses, which are comprised by the direct costs related to CEMEX’s selling force, transfer costs from CEMEX’s producing plants to its selling points, as well as costs related to warehousing of products at the selling points. For the years ended December 31, 2007, 2006 and 2005, selling expenses amounted to Ps10,667, Ps9,055 and Ps6,521, respectively.

Distribution expenses, which are presented on the face of the income statements, include all freight expenses to bring the products from the point of sale to the customers’ locations.

Note 18 — Selected Financial Information By Geographic Operating Segments, page F-54

4.

We have reviewed your response to prior comment 7. It appears that you wish to retitle operating cash flow, as presented in this footnote, as EBITDA. Your disclosure defines operating cash flow as presented here as operating income plus depreciation and amortization expense. Question 14 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 clearly states that EBITDA is defined as “earnings before interest, taxes, depreciation and amortization,” and earnings is intended to mean net income rather than operating income. To the extent EBITDA is not computed as commonly defined, please revise the title you use so that it conveys this. One choice may be to call it adjusted EBITDA.

RESPONSE: The Company notes the Staff’s comment and acknowledges that its internal definition of EBITDA differs from that included in the FAQ Regarding the Use of Non-GAAP Financial Measures. In accordance with the Staff’s request to revise the title used, considering that users of the Company’s financial statements are familiar with the title of this financial indicator and are aware of its calculation, in order to avoid possible confusion, the Company would like to avoid the use of the word “adjusted” but would prefer to re-label its financial indicator as: “Operating EBITDA,” defined internally by CEMEX as “Operating income plus depreciation and amortization expense.”

Note 23 — Subsequent Events, page F-66

5.	We have reviewed your response to prior comment 9. Please enhance your disclosure to discuss the amount of revenues, operating income, net income, assets and liabilities of your Venezuelan operations for the periods presented. Also, discuss the impact that the Venezuelan government’s nationalization of your Venezuelan operations will have on your results of operations going forward.

RESPONSE: The Company believes that the origin of the Staff’s additional comments on the Venezuelan matter reflects the fact that in the Company’s original response, it was not easily determinable which portion of the response referred to additional explanations provided by the Company to the Staff and which related to the Company’s proposed disclosure for the 2008 20-F.

In connection with the nationalization of the Company’s investment in Venezuela, our proposed disclosure to be included in the MD&A of the 2008 20-F and the notes to the 2008 financial statements is as follows:

MD&A additional new disclosure.-

As of and for the periods ended July 31, 2008 and December 31, 2007, measured in pesos, the CEMEX’s Venezuelan operations accounted for approximately 3.0% and 2.9% of its consolidated revenues, respectively, and 2.1% at the end of each period of its consolidated total assets. CEMEX expects to use the proceeds expected to be received by its Netherlands subsidiaries as compensation from the Government of Venezuela either to reduce its debt or replace the lost installed capacity with an investment elsewhere. For these reasons, CEMEX considers that, after compensation for the confiscated assets is received, the nationalization of its Venezuelan assets will not have a material impact on its financial position, liquidity or results of operations. Nonetheless, it is not possible to predict the timing of such compensation or its amount, and during the period until compensation is received, CEMEX will be negatively affected. In any event, the Company does not expect these effects to be significant in light of its overall financial position.

Notes to the financial statements new additional disclosure.-

Nationalization of CEMEX Venezuela

On June 18, 2008, the Government of Venezuela promulgated a presidential decree (the “Nationalization Decree”) which commanded that the cement production industry in Venezuela had been reserved to the State and ordered the conversion of foreign-owned cement companies, including CEMEX Venezuela, S.A.C.A. (“CEMEX Venezuela”), into state controlled companies with Venezuela holding an equity interest of at least 60%. The Nationalization Decree established August 17, 2008 as the deadline for the controlling shareholders of foreign-owned companies to reach an agreement with the Government of Venezuela on the compensation for the nationalization. The Nationalization Decree stipulates that if an agreement is not reached, Venezuela shall assume exclusive operational control of the relevant cement company and the Venezuelan National Executive shall decree the expropriation of the relevant shares according to the Venezuelan expropriation law. CEMEX controlled and operated CEMEX Venezuela until August 17, 2008. Afterwards, the Government of Venezuela ordered the confiscation of all business, assets and shares of CEMEX Venezuela and took control of its facilities on August 18, 2008.

CEMEX’s consolidated income statements for the years ended December 31, 2008, 2007 and 2006 include the results of CEMEX Venezuela for the seven-month period ended July 31, 2008 and for the years ended December 31, 2007 and 2006, respectively. For balance sheet purposes, as of December 31, 2008, the investment of CEMEX in Venezuela was presented within “Other investments and non current accounts receivable”. As of December 31, 2008 and 2007, the net book value of CEMEX’s investment in Venezuela was approximately Ps6,877 and Ps6,732, respectively, corresponding to CEMEX’s equity interest of approximately 75.7%.

On August 20, 2008, CEMEX received from the Government of Venezuela a compensation proposal for US$650. CEMEX decided not to accept such proposal, believing that it significantly undervalued its business in Venezuela. This proposal was significantly lower than those offered to other foreign companies for their assets in Venezuela, considering price per ton of installed capacity as well as operating cash flow multiples. In October 2008, CEMEX’s subsidiaries in Holland, which held CEMEX’s shares in CEMEX Venezuela, submitted a complaint seeking international arbitration to the International Centre for Settlement of Investment Disputes challenging the legality of the Venezuelan Government’s confiscation of assets, deprivation of rights of CEMEX Venezuela and the expropriation of CEMEX’s Venezuelan business. At December 31, 2008, except for the impairment loss from CEMEX Venezuela’s related goodwill, CEMEX has not made any impairment adjustments to its investment in Venezuela, remaining confident that it will eventually reach an agreement and obtain fair compensation. Nevertheless, CEMEX carefully evaluates the evolution of the arbitration process and other negotiations to determine if the carrying amount requires an impairment adjustment.

Based on MFRS C-15, significant disposals should be treated as discontinued operations in the income statement for all the periods presented. CEMEX measured the materiality of CEMEX Venezuela during each period presented, considering a threshold of 5% of consolidated net sales, operating income, net income and total assets. Considering the results of the quantitative tests, CEMEX concluded that the nationalized Venezuelan operations did not reach the materiality thresholds to be classified as discontinued operations. The results of CEMEX’s quantitative tests for the seven-month period ended July 31, 2008 (unaudited) and for the years ended December 31, 2007 and 2006 are as follows:

	2008		2007	2006
Net sales		3.0%	2.9%	2.6%
CEMEX consolidated	Ps	145,164	236,669	213,767
CEMEX Venezuela		4,286	6,823	5,496

Operating income		4.6%	4.2%	3.6%
CEMEX consolidated	Ps	16,992	32,448	34,505
CEMEX Venezuela		775	1,358	1,245

Net income		0.1%	3.2%	3.6%
CEMEX consolidated	Ps	11,314	26,945	29,147
CEMEX Venezuela		11	852	1,039

Total assets		2.1%	2.1%
CEMEX consolidated	Ps	525,756	542,314
CEMEX Venezuela		11,010	11,515

In addition, as of December 31, 2007, CEMEX Venezuela was the holding entity of several of CEMEX’s investments in the region, including CEMEX’s operations in the Dominican Republic and Panama, as well as CEMEX’s minority investment in a Trinidad company. Before the nationalization of assets in Venezuela, in April 2008, CEMEX concluded the transfer of all material non-Venezuelan investments to CEMEX España, S.A. for approximately US$355 plus US$112 of net debt, having distributed all accrued profits from the non-Venezuelan investments to the stockholders of CEMEX Venezuela amounting to approximately US$132.

Condensed balance sheets of CEMEX’s operations in Venezuela as of July 31, 2008 (unaudited) and December 31, 2007 are as follows:

	2008		2007
Current assets	Ps	2,532	1,492
Non-current assets 2		8,478	10,023

Total assets		11,010	11,515

Current liabilities		2,753	1,457
Non-current liabilities		1,384	1,085

Total liabilities		4,137	2,542

Total net assets		6,873	8,973
Minority interest		(1,507)	(2,241)

CEMEX’s interest in total net assets 3	Ps	5,366	6,732

The following table presents condensed selected income statement information for CEMEX’s operations in Venezuela for the seven-month period ended July 31, 2008 (unaudited) and for the years ended December 31, 2007 and 2006:

	2008		2007	2006
Sales	Ps	4,286	6,823	5,496
Operating income 1		775	1,358	1,245
Net income	Ps	11	852	1,039

1	Operating income in these tables excludes the margin realized in related-party transactions; therefore, it is not directly comparable to selected financial information from the “Venezuela” segment.
2	Includes goodwill in both periods of approximately US$61 (Ps838) which was adjusted for impairment at the end of 2008.
3	The change in the net investment amount between July 31, 2008 and December 31, 2008 is attributable to fluctuations in foreign exchange rates.

Note 25 – Differences Between Mexican and United States Accounting Principles, page F-67

General

6.	We have reviewed your response to prior comment 10. As previously requested, please disclose the primary reasons for the acquisition of Rinker and a description of the factors that contributed to a purchase price that resulted in recognizing goodwill, and show us in your response what the disclosure will look like. Refer to paragraph 51(b) of SFAS 141.

RESPONSE: As was the case with the preceding comment, the Company believes that the origin of the Staff’s additional comments on the Rinker’s acquisition reflects the fact that in the Company’s initial response, the Company did not make clear which portion of the response referred to additional explanations provided by the Company to the Staff and which related to the Company’s proposed new disclosure for the 2008 20-F.

In connection with the acquisition of Rinker, our proposed disclosure to be included in the notes to the 2008 financial statements, underlining the text that the Company believes covers the elements required by paragraph 51(b) of SFAS 141, is as follows:

Rinker acquisition

CEMEX acquired 100% of the shares of Rinker, an Australian producer of aggregates, cement, concrete and other construction materials, through a public tender offer, which started in October 2006 and finished in July 2007. On June 7, 2007, CEMEX’s offer to acquire all outstanding shares of Rinker became unconditional after obtaining tenders of more than 50% of the outstanding shares. On July 10, 2007, the date on which CEMEX obtained acceptances of more than 90% of the shares, CEMEX announced the compulsory purchase of the other shares which were not acquired under the offer. The purchase price paid for the Rinker shares, including direct acquisition costs, was approximately US$14,245 (Ps155,559), not including approximately US$1,277 (Ps13,943) of assumed debt. For its fiscal year ended March 31, 2007, Rinker reported consolidated revenues of approximately US$5,300 (unaudited). Approximately US$4,100 (unaudited) of these revenues were generated in the United States, and approximately US$1,200 (unaudited) were generated in Australia and China. In Australia, Rinker’s main activities are oriented to the production and sale of ready-mix concrete and other construction materials. For accounting purposes, the acquisition of Rinker was effective as of July 1, 2007. CEMEX’s consolidated financial statements as of December 31, 2007 include Rinker’s balance sheet as of December 31, 2007 and its results of operations for the six-month period ended December 31, 2007.

The Rinker acquisition was in line with CEMEX’s strategy to invest in the construction industry value chain and increased CEMEX’s aggregates and ready-mix concrete business investment in the United States. Rinker operations are a complement for CEMEX, increasing its presence in the states of Florida, California, Arizona and Nevada. Likewise, CEMEX entered Australia, where Rinker was the second largest building materials company. In addition, at the time of the acquisition, Rinker owned and operated aggregate quarries, some of which are strategically located near population centers. Authorized aggregate quarries are scarce in many areas of the United States and Australia, considering the nature of resources, costs and necessary approvals to establish and operate such quarries. Through the Rinker acquisition CEMEX increased its aggregates reserves by approximately 3,600 million metric tons, equivalent to approximately 30 and 43 years of production in the United States and Australia, respectively.

The preliminary goodwill associated with the Rinker acquisition assigned as of December 31, 2007 was approximately Ps97,448 (US$8,924). From January 1 to June 30, 2008, CEMEX completed the allocation of the purchase price of Rinker to the fair values of the assets acquired and liabilities assumed, and made modifications to the amounts determined during the preliminary allocation, resulting in adjustments to the preliminary goodwill associated with this acquisition. The final amount of goodwill was Ps96,812 (US$8,866). CEMEX considers that the Rinker goodwill was mainly generated by: a) the existence of intangible assets that could not be easily separated and quantified, so they were transferred to goodwill, such as those related to human capital, industry potential and synergies, as well as those related to Rinker’s business model; and b) the transfer of a significant portion of the value in perpetuity of the acquired business to goodwill as a result of the use, for the valuation of the specific assets acquired, of models based on expected cash flows that are determined over an estimated useful life.

Final allocation of the purchase price of Rinker as of the acquisition date of July 1, 2007, considering an exchange rate of Ps10.92 pesos per dollar as of December 31, 2007, was as follows:

	Rinker 2007
Current assets 1	Ps	19,069
Investments and other non-current assets		3,377
Property, machinery and equipment		53,350
Intangible assets and other assets 2		34,917
Goodwill 3		96,812

Total assets acquired		207,525

Current liabilities 4		10,405
Non-current liabilities 4		16,745
Deferred income tax liability		24,816

Total liabilities assumed		51,966

Total net assets	Ps	155,559

1	Includes Ps4,174 of cash and cash equivalents and Ps2,099 of assets held for sale related to the divestiture order of the U.S. Department of Justice.
2	This caption includes: 1) Ps468 of deferred tax assets; 2) extraction rights of Ps23,427 with an estimated useful life of 30 years; 3) commercial names and trademarks of Ps4,939 with an estimated useful life of 5 years; and 3) Intangible assets related to customer relationships of approximately Ps5,755 with an estimated useful life of 10 years.
3	In the fourth quarter of 2008, considering the deterioration of the global economy, CEMEX recognized an impairment loss of goodwill for approximately Ps16,790 in connection with its reporting unit in the United States, mainly related to the acquisition of Rinker.
4	Current liabilities include Ps102 of debt; non-current liabilities include Ps13,841 of debt, Ps1,375 of remediation liabilities, and Ps148 of other postretirement benefits.

As required by the Department of Justice of the United States, pursuant to a divestiture order in connection with the Rinker acquisition, in December 2007, CEMEX sold to the Irish producer CRH plc, ready-mix concrete and aggregates plants in Arizona and Florida for approximately US$250, of which approximately US$30 corresponded to the sale of assets from CEMEX’s pre-Rinker acquisition operations, which generated a gain in 2007 of approximately Ps142, recognized within “Other expenses, net.”

B) CONDENSED PRO FORMA FINANCIAL STATEMENTS (UNAUDITED)

CEMEX presents condensed pro forma income statements for the years ended December 31, 2007 and 2006, giving effect to the Rinker acquisition as if it had occurred on January 1, 2006. The pro forma financial information is presented solely for the convenience of the reader and is not indicative of the results that CEMEX would have reported, nor should such information be taken as representative of CEMEX’s future results. Pro forma adjustments consider the fair values of the net assets acquired, under assumptions that CEMEX considered reasonable.

Year ended December 31, 2007	CEMEX 1		Rinker 2	Adjustments 3	CEMEX pro forma
Sales	Ps	236,669	28,249	—	264,918
Operating costs and expenses		(204,221)	(24,522)	—	(228,743)

Operating income		32,448	3,727	—	36,175
Other expenses, net		(3,281)	111	—	(3,170)
Comprehensive financial result		1,087	(194)	(3,463)	(2,570)
Equity in income of associates		1,487	122	—	1,609

Income before income taxes		31,741	3,766	(3,463)	32,044
Income taxes		(4,796)	(1,278)	970	(5,104)

Consolidated net income		26,945	2,488	(2,493)	26,940
Minority interest net income		837	15	—	852

Majority interest net income	Ps	26,108	2,473	(2,493)	26,088

Majority income basic EPS	Ps	1.17	—	—	1.17
Majority income diluted EPS	Ps	1.17	—	—	1.17

Year ended December 31, 2006	CEMEX 1		Rinker 2	Adjustments 3	CEMEX pro forma
Sales	Ps	213,767	64,735	—	278,502
Operating costs and expenses		(179,262)	(53,537)	—	(232,799)

Operating income		34,505	11,198	—	45,703
Other expenses, net		(580)	(313)	—	(893)
Comprehensive financial result		(505)	431	(5,698)	(5,772)
Equity in income of associates		1,425	307	—	1,732

Income before income taxes		34,845	11,623	(5,698)	40,770
Income taxes		(5,698)	(3,661)	1,653	(7,706)

Consolidated net income		29,147	7,962	(4,045)	33,064
Minority interest net income		1,292	49	—	1,341

Majority interest net income	Ps	27,855	7,913	(4,045)	31,723

Majority income basic EPS	Ps	1.29	—	—	1.47
Majority income diluted EPS	Ps	1.29	—	—	1.47

1	Includes Rinker’s operations for the six-month period from July 1 to December 31, 2007.
2	In 2007, refers to the pro forma six-month period from January 1 to June 30, 2007, prepared under IFRS by Rinker, which was translated from U.S. dollars into pesos at the average exchange rate of Ps10.95, and then restated into constant pesos at December 31, 2007. In 2006, refers to the twelve-month period ended on March 31, 2007, prepared under IFRS by Rinker, which was converted from U.S. dollars into pesos at an average exchange rate of Ps10.91 and restated into constant pesos as of December 31, 2007. The pro forma information for the periods was adjusted to include the effects of the purchase price allocation and application of MFRS. Pro forma adjustments in 2006 and 2007 are as follows:

Item	2007		2006
Recomputed depreciation expense	Ps	(519)	(1,092)
Intangible assets amortization		(1,035)	(2,176)
Restatement of inventories		—	(262)
Monetary position result		96	398
Deferred income taxes *		502	1,079

	Ps	(956)	(2,053)

*	In 2007 and 2006, the income tax effect for pro forma adjustments of income tax was determined using the approximate average effective tax rate of 33% and 34%, respectively.
3	In 2007 and 2006, refers to pro forma adjustments for the six-month period in 2007 and the twelve-month period in 2006, related to the financing to acquire Rinker:

Item	2007		2006
Financial expense *	Ps	(4,522)	(9,165)
Foreign exchange fluctuations *		—	(2,764)
Results from financial instruments		—	2,015
Monetary position result		1,059	4,216
Deferred income taxes *		970	1,653

	Ps	(2,493)	(4,045)

*	Foreign exchange fluctuations were determined on the basis of approximately US$14,159 of debt incurred for the purchase of Rinker, using an interest rate of 5.65% and 5.53% for 2007 and 2006, respectively. In 2007 as no foreign exchange adjustments resulted from such debt considering that the exchange rate at June 30, 2007 of Ps10.80 pesos per dollar was the same as the exchange rate at December 31, 2006. In 2006, foreign exchange fluctuations on indebtedness were determined based on the variation between the foreign exchange rates as of December 31, 2006 of Ps10.80 per dollar against the foreign exchange rate as of December 31, 2005 of Ps10.62 per dollar. The statutory tax rates of 28% and 29% applicable in Mexico in 2007 and 2006 were used to determine the income tax effect of pro forma consolidation adjustments.

7.	We have reviewed your response to prior comment 12. Regarding your definite lived intangible assets, please address the following:

•	Disclose each of the significant assumptions used in your analysis and explain the basis for each such assumption;

•

Discuss the specific valuation methods used to determine fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well as whether certain estimates and assumptions are more subjective than others.

RESPONSE: In response to the Staff’s additional comments, the Company notes that, as mentioned in its initial response, a significant amount of the balance of its definite life intangible assets at December 31, 2007, arose from the acquisition of Rinker and were comprised by extraction permits, trademarks and customer relationships for an aggregate amount of Ps23,426. In the absence of impairment indicators at year-end 2007, the Company did not test these assets for impairment during 2007 considering the proximity between the fair value’s valuation date and year-end. In addition, a portion of extraction permits for approximately Ps10,156 at December 31, 2007 were considered as having an indefinite life.

As mentioned in the Company’s initial response, during 2008, considering new evidence and qualitative elements which were not altogether clear at the end of 2007, the Company changed the designation of the indefinite life extraction permits mentioned above to the category of definite life intangible assets. In accordance with the Company’s policy under Mexican FRS and U.S. GAAP, all definite life intangible assets are subject to impairment analysis whenever external or internal impairment indicators exist.

For purposes of the initial valuation of its intangible assets arising from the acquisition of Rinker at July 1, 2007, the Company used the following methods and assumptions:

Asset	Valuation Method and Description	Significant Assumptions
Trademarks / Trade names	Relief from Royalty Method.- This method provides an estimate of the value of the asset based on the present value of the projected cost savings attributable to the ownership of the asset. This method is based on the theory that the owner of the asset is relieved of paying a royalty or a license fee for the use of the asset.	• Estimated royalty rate at 2% of sales. • Estimated discount rate at 10%. • Estimated tax amortization benefit over 15 years.

Permits	Greenfield Method.- This method is a technique stemming from the income approach that consists of measuring the value of an intangible asset based on the valuation of a hypothetical, newly created company that starts its business using only the asset being valued. Because the hypothetical company has no other assets, the enterprise value must equal the value of the asset.	• Estimated discount rates range from 9.8% to 10% for the different segments. • Estimated tax amortization benefit over 15 years.

Customer Relationships	Excess Earnings Method.- This method provides an estimate of the value of the asset based on the present value of residual income attributable to the asset over its remaining useful life. Using this method, the profit attributable to the asset is determined after taking into account a return on all supporting assets.	• Estimated discount rates range from 9.8% to 11% for the different segments. • Estimated tax amortization benefit over 15 years.

In order to cover the disclosure items indicated by the Staff as part of the initial and additional comments, the Company proposes a new disclosure to be included in the U.S. GAAP reconciliation footnote in its 2008 20-F annual report, which, as applied to the 2007 20-F, would have read as follows:

Impairment of long-lived assets

Under U.S. GAAP, CEMEX assesses goodwill and indefinite-lived intangibles for impairment annually unless events occur that require more frequent reviews. Long-lived assets, including amortizable intangibles, are tested for impairment if impairment triggers occur. Discounted cash flow analyses are used to assess the possible impairment of goodwill and indefinite life intangible assets, if impairment indicators exist; undiscounted cash flow analyses are used to assess the impairment for other long-lived assets, including definite life intangible assets. If an assessment indicates impairment, the impaired asset is written down to its fair value based on the best information available. The useful lives of amortizable intangibles are evaluated periodically, and subsequent to impairment reviews, to determine whether revision is warranted. If cash flows related to an indefinite life intangible are not expected to continue for the foreseeable future, a useful life is assigned. Considerable management judgment is necessary to estimate undiscounted and discounted future cash flows. Assumptions used for these cash flows are consistent with internal forecasts and industry practices. As mentioned in note 3K, CEMEX uses discounted cash flows to test the balances of its long-lived assets for impairment, including goodwill, definite and indefinite life intangible assets and property, machinery and equipment. This situation and different carrying amounts of such long-lived assets in connection with the U.S. GAAP adjustments, may originate different results under Mexican FRS as compared to the assessments made under U.S. GAAP.

For the years ended December 31, 2007, 2006 and 2005, there were no impairment charges under U.S. GAAP in addition to those described in note 9 related to property, plant and equipment, which were recorded under Mexican FRS. In the case of the assets subject to impairment in the aforementioned periods, the differences in carrying amounts between Mexican FRS and U.S. GAAP were not so significant as to require additional adjustments.

Goodwill

Under U.S. GAAP, if the carrying amount of the reporting unit exceeds its related fair value, the Company should apply a “step two” process by means of which the fair value of such reporting unit should be allocated to the fair value of all assets and liabilities in order to determine the reporting unit’s “implied” goodwill. The resulting impairment loss under U.S. GAAP is the difference between the carrying amount of the related goodwill as of the valuation date and the implied goodwill amount. In contrast, under Mexican FRS, the impairment loss represents the deficit resulting from the impairment test if the carrying amount of the reporting unit exceeds its related value in use. This situation, in addition to differences in the determination of the risk-adjusted discount rates under Mexican FRS as compared to U.S. GAAP, and differences in the reporting units’ carrying amounts between Mexican FRS and U.S. GAAP, originate, when applicable, different amounts of impairment losses.

During 2007, 2006 and 2005, the fair value of the reporting units under U.S. GAAP exceeded in each case the corresponding carrying amount and, therefore, no impairment charges resulted from the mandatory annual impairment testing of goodwill under U.S. GAAP.

Intangible assets

As mentioned above, considering the existence of impairment indicators (note 3K), under U.S. GAAP, definite life intangible assets are tested for impairment using undiscounted cash flows, while under Mexican FRS, MFRS C-15 requires the use of discounted cash flows. Based on this situation, an impairment test under Mexican FRS may originate an impairment loss that would not exist under U.S. GAAP considering the use of undiscounted cash flows. Nonetheless, if the test under U.S. GAAP indicates impairment, the resulting impairment loss should be determined considering the related asset’s fair value, which would normally represent the amount of its discounted cash flows. Therefore, these tests tend to lead to similar results under U.S. GAAP as compared to Mexican FRS. During 2007, 2006 and 2005, there were no impairment indicators leading to impairment testing of CEMEX’s definite life intangible assets under U.S. GAAP. Moreover, in connection with the definite and indefinite life intangible assets arising from the acquisition of Rinker in 2007 (note 11), which account for a significant amount of the total intangible assets of CEMEX at December 31, 2007, in the absence of impairment indicators at year-end 2007, CEMEX did not test these assets for impairment during 2007 considering the proximity between the fair value’s valuation date and year-end.

When impairment indicators exist, for each intangible asset, CEMEX would determine its projected revenue streams over its estimated useful life. In order to obtain the discounted cash flows attributable to each intangible asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures, as applicable, and discounted to net present value using the risk adjusted discount rates of return.

Considerable management judgment is necessary to determine the appropriate valuation method and estimates under the key assumptions, among which are: a) the useful life of the asset; b) the risk adjusted discount rate of return; c) royalty rates; and d) growth rates. Assumptions used for these cash flows are consistent with internal forecasts and industry practices.

The fair values of intangible assets are very sensitive to changes in the significant assumptions used in their determination. Certain key assumptions used in the determination of fair values are more subjective than others. CEMEX considers that in connection with trademarks / trade names the most subjective assumption is the royalty rate, which is the basis to determine the revenue streams. In respect of permits and customer relationships, the most subjective assumptions are the estimated useful life and the revenue growth rates. Nonetheless, the reasonability of the CEMEX’s assumptions is assured through benchmarking with industry practices and the corroboration of third party valuation advisors.

(1) – Condensed Financial Information under U.S. GAAP, page F-79

8.	We have reviewed your response to prior comment 14. We note that you propose to include either (1) the reclassification of gains and losses from the sale of fixed assets from other expenses, net under Mexican FRS into operating income under U.S. GAAP or (2) a quantified explanation of the reasons you considered in not making the reclassification in your future filings. Paragraph 45 of SFAS 144 requires that gains or losses recognized on the sale of a long-lived asset that is not a component of an entity shall be included in operating income. As such, please confirm that for U.S. GAAP purposes you will reclassify the gains and losses from the sale of fixed assets from other expenses, net into operating income in future filings.

RESPONSE: The Company notes the Staff’s comment and confirms that, in its 2008 20-F annual report, gains and losses from the sale of assets reported within “Other expenses, net” under Mexican FRS will be reclassified into “Operating income” under U.S. GAAP for all the periods reported in accordance with paragraph 45 of SFAS 144.

* * * * *

Acknowledgment Statement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please contact Jaime Leal Ammler (CEMEX Accounting Technology Director—Controllership) at +52 (81) 8888-4183, or our U.S. legal counsel Robert M. Chilstrom (Skadden, Arps, Slate, Meagher & Flom LLP) at 212-735-2588.

Very truly yours,

By:	/s/ Héctor Medina
Name:	Héctor Medina
Title:	Executive Vice President of Planning and Finance